SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12B-25
Commission File Number 000-28761
NOTIFICATION OF LATE FILING
(Check One):     ☒  Form 10-KSB                ☐  Form 20-F                ☐  Form 10-Q                ☐  Form N-SAR

For Period Ended:	Fiscal Year ended July 31, 2007

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of Registrant	JAG Media Holdings, Inc.

Former name if applicable

Address of principal executive office (Street and Number)	6865 S.W. 18th Street, Suite B-13

City, state and zip code	Boca Raton, FL 33433
PART II
RULE 12b-25 (b) AND (c)
                       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).
Records and documentation necessary for completion of the narrative and financial statements for the report were not available in time to complete the Form 10-KSB of the Registrant for the period ending July 31, 2007. The Registrant will file such report on or before November 13, 2007.
PART IV
OTHER INFORMATION
     (1)     Name and telephone number of person to contact in regard to this notification

Thomas J. Mazzarisi	(866)	300-7410
(Name)	(Area Code)	(Telephone Number)
     (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒  Yes     ☐  No
     (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes     ☒  No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

JAG Media Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	October 30 , 2007	By	/s/ Thomas J. Mazzarisi

Name: Thomas J. Mazzarisi
Title: Chairman of the Board, Chief Executive Officer and General Counsel Chief Financial Officer